SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO
                           TENDER OFFER STATEMENT
                 UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 2)

                                HASBRO, INC.
                              (Name of Issuer)
                           HASBRO, INC. (Offerer)
(Name of Filing Person (identifying status as Offeror, Issuer or Other Person))
                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (Title of Class of Securities)
                                 418056107
                   (CUSIP Number of Class of Securities)
                          Phillip H. Waldoks, Esq.
                     Senior Vice President - Corporate
                        Legal Affairs and Secretary
                                HASBRO, INC.
                            32 West 23rd Street
                             New York, NY 10010
                               (212) 645-2400
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications
                        on Behalf of Filing Person)
                          Thomas H. Kennedy, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                               (212) 735-2526
                         CALCULATION OF FILING FEE

          TRANSACTION VALUATION*            AMOUNT OF FILING FEE
                $301,875,000*                   $60,375**

                         ___________________

 * Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 17,250,000 shares of common stock, par value $0.50 per share, at the maximum tender offer price of $17.50 per share.
 ** Previously paid.

 (X) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid:   $60,375            Filing Party:  Hasbro, Inc.
 Form or Registration No.: Amendment No. 1    Date Filed: February 29, 2000
                           to Schedule TO

 ( ) Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:


 ( )  Third-party tender offer subject to Rule 14d-1.   (X)  Issuer tender offer subject to Rule 13e-4.

 ( )  Going-private transaction subject to Rule 13e-3.  ( )  Amendment to Schedule 13D under Rule 13d-2.


 Check the following box if the filing is a final amendment reporting the results of the tender offer: (X)



      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, dated February 28, 2000, as amended by Amendment No. 1, dated February 29, 2000, in each case, filed by Hasbro, Inc., a Rhode Island corporation, with the Securities and Exchange Commission relating to the offer by Hasbro to purchase up to 17,250,000 shares, or such lesser number of shares as were properly tendered and not properly withdrawn, of its common stock, par value $0.50 per share, including the associated preference stock purchase rights issued under the Rights Agreement, dated as of June 16, 1999, between Hasbro and BankBoston, N.A., as the Rights Agent, at prices not in excess of $17.50 nor less than $15.25 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 29, 2000, and in the related letter of transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the offer to purchase and the related letter of transmittal were previously filed on Amendment No. 1 to Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively.

      The information in the offer to purchase and the related letter of transmittal, copies of which were previously filed on Amendment No. 1 to Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 2 to Schedule TO by reference to all of the applicable items in Schedule TO, except those items as to which information is specifically provided herein.

 Item 4.  Terms of the Transaction.

      Item 4 of Schedule TO is hereby amended and supplemented by adding the following language:

      The tender offer expired at 12:00 Midnight, New York City time, on March 27, 2000. Hasbro accepted for payment a total of 18,085,578 shares at a purchase price of $17.25 per share. Hasbro was notified by the depositary for the tender offer subsequent to the dissemination by Hasbro of the press release announcing the final results of the tender offer, which is filed as Exhibit (a)(5)(D) to this Amendment No. 2 to Schedule TO, that the 18,085,570 shares accepted for payment by Hasbro as announced in the press release should have been announced as 18,085,578 shares accepted for payment by Hasbro based on a reconfirmation of the final report by the depositary.

      Hasbro increased the number of shares accepted for payment through the tender offer from 17,250,000 as permitted by Rule 13e- 4(f)(1)(ii) of the Securities Exchange Act of 1934 to accept an additional 835,578 shares for purchase through the tender offer. As of February 25, 2000, Hasbro had issued and outstanding 190,382,899 shares. After completion of the tender offer, Hasbro has approximately 172,000,000 shares outstanding.

 Item 11.  Additional Information.

      Item 11 of Schedule TO is hereby amended and supplemented by adding the following language:

      On March 28, 2000, Hasbro issued a press release announcing the preliminary results of the tender offer, a copy of which is filed as Exhibit (a)(5)(C) to this Amendment No. 2 to Schedule TO and is incorporated herein by reference. On March 31, 2000, Hasbro issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit (a)(5)(D) to this Amendment No. 2 to Schedule TO and is incorporated herein by reference.

 Item 12.  Exhibits.

      Item 12 of Schedule TO is hereby amended and supplemented by adding Exhibit (a)(5)(C) and Exhibit (a)(5)(D).

 (a)(1)(A)   Offer to Purchase, dated February 29, 2000**
 (a)(1)(B)   Letter of Transmittal**
 (a)(1)(C)   Notice of Guaranteed Delivery**
 (a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 29, 2000**
 (a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees**
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
 (a)(1)(G)   Summary Advertisement, dated February 29, 2000**
 (a)(2)-(4)  Not applicable
 (a)(5)(A)   Press Release, dated February 25, 2000*
 (a)(5)(B) Letter to shareholders from the Chairman of the Board of Directors of Hasbro, Inc., dated February 29, 2000**
 (a)(5)(C)   Press Release, dated March 28, 2000
 (a)(5)(D)   Press Release, dated March 31, 2000
 (b) Citibank, N.A. $300,000,000 90-Day Revolving Credit Facility Commitment Letter, dated February 25, 2000**
 (d)         Not applicable
 (g)         Not applicable
 (h)         Not applicable
 ______________________
 *    Previously filed on Schedule TO
 **   Previously filed on Amendment No. 1 to Schedule TO



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HASBRO, INC.


                                    By: /s/ Phillip H. Waldoks
                                        -------------------------------------
                                        Name:  Phillip H. Waldoks
                                        Title: Senior Vice President --
                                                 Corporate Legal Affairs and
                                                 Secretary


 Dated: April 3, 2000


                               EXHIBIT INDEX

 EXHIBIT
 NUMBER         DESCRIPTION
 --------       ------------

 (a)(1)(A)   Offer to Purchase, dated February 29, 2000**
 (a)(1)(B)   Letter of Transmittal**
 (a)(1)(C)   Notice of Guaranteed Delivery**
 (a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 29, 2000**
 (a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees**
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
 (a)(1)(G)   Summary Advertisement, dated February 29, 2000**
 (a)(2)-(4)  Not applicable
 (a)(5)(A)   Press Release, dated February 25, 2000*
 (a)(5)(B) Letter to shareholders from the Chairman of the Board of Directors of Hasbro, Inc., dated February 29, 2000**
 (a)(5)(C)   Press Release, dated March 28, 2000
 (a)(5)(D)   Press Release, dated March 31, 2000
 (b) Citibank, N.A. $300,000,000 90-Day Revolving Credit Facility Commitment Letter, dated February 25, 2000**
 (d)         Not applicable
 (g)         Not applicable
 (h)         Not applicable
 ______________________
 *    Previously filed on Schedule TO
 **   Previously filed on Amendment No. 1 to Schedule TO